FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,       April                                           2004
                        ------------------------------------        -----------
Commission File Number  001-13718
                        ------------------------------------        -----------


                               MDC PARTNERS INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F                  Form 40-F     X
                          -------------               -------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No       X
                         -------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX


Document                                                          Page No.
--------                                                          --------

   1.        News Release dated April 5, 2004                        3
   2.        News Release dated April 19, 2004                       6
   3.        News Release dated April 28, 2004                       9
   4.        News Release dated April 29, 2004                      12

                                                                    Document 1

                          [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                MDC Partners Inc.
                    45 Hazelton Avenue
                    Toronto, Ontario M5R 2E3

CONTACTS:           Walter Campbell                Trevor Maunder
                    Chief Financial Officer        Director, Investor Relations
                    Tel:  416-960-9000 ex. 336     Tel:  416-960-9000 ex. 226

TSX Stock Symbol:                  MDZ.A
NASDAQ Stock Symbol:               MDCA
TSX Trading Symbol (Debentures):   MDZ.DB
Website:                           www.mdc-partners.com


          MDC PARTNERS TO REDEEM 7% SUBORDINATED UNSECURED CONVERTIBLE
                         DEBENTURES DUE JANUARY 8, 2007

             REDEMPTION PRICE TO BE SATISFIED THROUGH THE ISSUANCE
                      OF CLASS A SUBORDINATE VOTING SHARES


TORONTO, Ontario (April 5, 2004) - MDC Partners Inc. ("MDC") of Toronto announced today that, pursuant to the trust indenture, as amended (the "Trust Indenture") governing its 7% subordinated unsecured convertible debentures due January 8, 2007 (the "Debentures"), MDC has determined to redeem the Debentures on May 5, 2004 (the "Redemption Date"), at a redemption price equal to $1,000 plus accrued and unpaid interest. MDC has elected to satisfy its obligation to pay the aggregate principal amount of the Debentures payable on redemption by the issuance of Class A Subordinate Voting Shares of MDC. Cdn$48 million (approximately U.S.$36.6 million) aggregate principal amount of Debentures are currently outstanding.

The number of Class A Subordinate Voting Shares issuable to holders of Debentures on redemption will be determined in accordance with the Trust Indenture, by dividing the aggregate principal amount of Debentures held by each holder by 95% of the weighted average trading price of the Class A Subordinate Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth day before either: (i) the date that MDC first delivered notice of its intention to redeem the Debentures, namely April 5, 2004; or (ii) the Redemption Date, whichever yields the greater number of Class A Subordinate Voting Shares. If the date referred to in (i) above were used to calculate the number of Class A Subordinate Voting Shares issuable to holders of Debentures on redemption, MDC would issue approximately 2,375,000 Class A Subordinate Voting Shares. MDC is not required to issue any fractional Class A Subordinate Voting Shares.

Accrued interest on the Debentures up to the Redemption Date will be paid in cash. No interest will continue to be payable on the Debentures from and after the Redemption Date.

Each Debenture is convertible at the option of the holder at any time up to the close of business on the business day immediately preceding the Redemption Date, at a conversion price of $20.30 per Class A Subordinate Voting Share, being a rate of 49.261 Class A Subordinate Voting Shares for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Trust Indenture.

"Redemption of the Debentures by the issuance of shares of MDC will significantly strengthen our balance sheet and increase our liquidity in the capital markets. We are pleased to be able to do this well in advance of the maturity date," said Walter Campbell, Chief Financial Officer of MDC.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 2

                          [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                   MDC Partners Inc.
                       45 Hazelton Avenue
                       Toronto, Ontario M5R 2E3

CONTACTS:              Katie Kempner
                       Vice President, Director of Corporate Communications
                       MDC Partners Inc.
                       Tel:  305-646-7366

TSX Stock Symbol:      MDZ.A
NASDAQ Stock Symbol:   MDCA
Website:               www.mdc-partners.com


               MDC PARTNERS ACQUIRES HENDERSON BAS, AWARD WINNING
                               INTERACTIVE AGENCY
                "Direct Agency of the Year" - Strategy Magazine
               "Digital Agency of the Year" - Marketing Magazine

TORONTO, Ontario (April 19, 2004) MDC Partners Inc. announced today that they have acquired a majority stake in interactive agency henderson bas. henderson bas is considered to be one of the top interactive agencies in North America. Their high profile client roster includes Levi's, Nike, Sprint Canada, Molson and Yamaha Motors.

henderson bas, located in Toronto, Canada, is renowned for developing superior interactive branding initiatives as well as discovering unique interactive opportunities for their clients. They were the most recent choice for Strategy Magazine's "Direct Agency of the Year" and were awarded "Best Canadian Studio" at the 2004 Toronto "Flash in the Can" Festival. They have won a slew of awards at the One Show, the Cassies and the Digital Marketing Awards as well as the coveted Cyberlion at Cannes. In 2003, Marketing Magazine recognized them as "Digital Agency of the Year".

MDC has purchased a 65% stake in the 41 person agency with the remaining 35% stake being held by management.

"As an entrepreneurial firm and market leader, we need to surround ourselves with the best resources possible in order for our business, and vision, to flourish. The same goes for choosing a partner. MDC Partners was the only company that offered the expertise and resources that we needed to accelerate our growth, without the overlaying processes. MDC brings significant added value but does not interfere with the creative process," said Dawna Henderson, President and Managing Partner of henderson bas.

"Digital marketing is the fastest growing medium in marketing today. Next to television and radio, it is the third largest marketing medium. Strategically, this is a vital sector for our clients to be in. henderson bas is a world class organization that has been and continues to be in the forefront of this industry. A combination of skill, strong ideas, and daring execution has seen them win prestigious awards and impressive clients in equal measure," said Miles Nadal, Chairman and CEO of MDC Partners. "The acquisition of henderson bas represents MDC's commitment to identifying and supporting the best talent that delivers the most creative solutions in all areas of the marketing and branding arena."

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 3

                         [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                    MDC Partners Inc.
                        45 Hazelton Avenue
                        Toronto, Ontario M5R 2E3

CONTACTS:               Katie Kempner
                        Vice President, Director of Corporate Communications
                        MDC Partners Inc.
                        Tel:  305-646-7366

TSX Stock Symbol:       MDZ.A
NASDAQ Stock Symbol:    MDCA
Website:                www.mdc-partners.com


                   MDC PARTNERS SET TO ACQUIRE STAKE IN MONO

TORONTO, Ontario (April 28, 2004) MDC Partners Inc. announced today that they are set to acquire a minority stake in mono, Minneapolis. The high profile creative shop is headed by ex-Fallon group creative directors and long term, award winning partners Michael Hart and Chris Lange and managed by Jim Scott, formerly of Carmichael Lynch. The shop launched in January 2004 with first client Sesame Workshop, the producer of Sesame Street.

"Their reel is incredible and they've worked with stellar brands like Porsche, Harley-Davidson and BMW," said Chuck Porter, Chief Strategist for MDC. "mono exemplifies what we're looking for in an agency in terms of their approach to branding and their idea of what an agency culture should be. They've proven they can do terrific work. I think they can build a great agency."

"Do great work and everything else will follow. We truly believe this. In MDC, we've found the rare partner that agrees, and this deal allows us to build out what we see as the type of agency that will flourish in the coming decades. A lean, creatively focused agency that grows horizontally, allowing top talent in the industry to work directly with clients without all the noise, inefficiencies and vanilla thinking of a typical agency," said Michael Hart, Creative Director, mono.

While at Fallon, Michael Hart and Chris Lange worked on many blue chip accounts, winning a multitude of awards, most notably the 2003 Media Grand Prix at Cannes for their work on the Archipelago Stock Exchange and an Emmy for the PBS "Stay Curious" broadcast campaign. Their decision to leave Fallon and join forces with account director Jim Scott was an opportunity to develop their vision of what an advertising agency could be based on their streamlined philosophy and creative expertise.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 4

                         [MDC PARTNERS LOGO OMITTED]



                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                    MDC Partners Inc.
                        45 Hazelton Avenue
                        Toronto, Ontario M5R 2E3

CONTACTS:               Walter Campbell               Glenn Gibson
                        Chief Financial Officer       Senior Vice President,
                        Tel:  416-960-9000 ex. 336      Finance
                                                      Tel: 416-960-9000 ex. 224
                        Trevor Maunder
                        Director, Investor Relations
                        Tel:  416-960-9000 ex. 226

TSE Stock Symbol:       MDZ.A
NASDAQ Stock Symbol:    MDCA
Website:                www.mdc-partners.com


      MDC PARTNERS INC. ANNOUNCES FINANCIAL RESULTS FOR THE FIRST QUARTER
                             ENDED MARCH 31, 2004


TORONTO, Ontario (April 29, 2004) - MDC Partners Inc. ("MDC") today announced its financial results for the first quarter ended March 31, 2004. As a result of the conversion of the Class B multiple voting shares held by the Company's controlling shareholder into Class A Subordinate Voting Shares, MDC will become a U.S. domestic issuer and therefore has commenced reporting in accordance with US GAAP, effective the first quarter of 2004. Comparative figures have been restated to conform with current period US GAAP reporting.

The conversion to US GAAP reporting has resulted in some differences from Canadian GAAP. Specifically, certain subsidiaries previously proportionately consolidated under Canadian GAAP, e.g. a 49% owned subsidiary, Crispin Porter + Bogusky, LLC ("CPB"), are now accounted for using the equity method under US GAAP. As a result, we no longer show the operating results of these entities on a line-by-line basis in our balance sheet and income statement but instead show our financial interest in the net assets and earnings on a single line, equity in affiliates. Although this does not impact the reportable earnings in any period, it does result in a lower reported level of revenues and operating results as compared to what would have been presented under Canadian GAAP reporting.

The Company currently records a compensation expense and liability for the cumulative value of vested stock appreciation rights issued to senior management under the compensation plan adopted in 2003. The Company intends to seek shareholder approval to amend the Plan to provide that the Company may satisfy payments due under the plan by issuing shares. This will effectively set the amount of the accounting charge for the related share appreciation rights at a fixed amount, and therefore reduce the volatility of the future period charges and align management's interests with the shareholders.

The Company recorded the gain of $7.2 million on the divestiture of its remaining interest in Custom Direct ("CDI") on the Adjustable Rate Exchangeable Securities settlement date in February 2004. This gain was previously reported in our preliminary 2003 financial results as a gain in 2003, however, upon finalization of our 2003 financial results, it was determined that the gain should be recorded in 2004, the date on which the CDI shares were delivered and the Adjustable Rate Exchangeable Securities liability were legally exchanged. The only effect resulting from this accounting change is to move the gain from the fourth quarter of 2003 to the first quarter of 2004.

Consolidated revenue for the quarter decreased 10% to US$75.1 million, compared to US$83.2 million in the same period of 2003. The operating loss was US$4.7 million, compared to the operating profit of US$5.6 million reported for the first quarter in 2003. 2004 results include a non-cash charge of US$5.9 million associated with the accrual of stock-based compensation programs implemented in prior years. Net loss was US$1.0 million, compared to net income of US$0.9 million in 2003. Diluted loss per share for the quarter ended March 31, 2004 was US$0.05 compared to diluted earnings per share of US$0.05 reported last year.

For purposes of discussion and analysis of the Company's business operations, and due to the significant impact that certain operating affiliates have on the results of operations of the Company, the operating results have been presented as if the equity accounted affiliate operations of the Marketing Communications Division had been consolidated (the "Combined" basis).

Comparing first quarter 2004 to first quarter 2003 on a Combined basis and adjusting for the sale of Custom Direct, the revenue of our remaining operations increased by US$25.7 million or 43% from US$59.9 million to US$85.6 million, and operating profit decreased by US$1.5 million to US$0.1 million from US$1.6 million.

First quarter revenue reported by the core business of MDC Partners, the Marketing Communications Division, on a Combined basis, was US$66.4 million, an increase of 48% or US$21.4 million from the US$45.0 million recorded in the first quarter of 2003. Operating profit before depreciation and amortization, on the same basis, increased 76% to US$9.7 million from the US$5.5 million generated in the same prior-year period. Operating margins on this basis were 14.5% for the quarter versus 12.2%. Revenue and operating profits increased 25% organically in the quarter.

"Our performance in generating organic growth is further confirmation of our success. In the first quarter of 2004, the group registered net new business wins with annualized gross revenue in excess of US$30 million, the largest of which is well known, being the CPB acquisition of the Burger King account," said Miles S. Nadal, Chairman, President & CEO of MDC.

"A number of firms have been acquired in the first four months of 2004. We have already disclosed our acquisition of a 60% interest in kirshenbaum bond + partners on January 29, 2004. In March, the Company acquired a 19.9% interest in Cliff Freeman & Partners. This firm is internationally recognized as a creative leader. We have options to increase our ownership portion to 70% at a later date," said Mr. Nadal. "Our interest in interactive agencies has resulted in the recent acquisition of a controlling stake in henderson bas, the "Direct Agency of the Year" here in Toronto. We are prepared to invest in talent, such as Mono, three talented individuals based in Minneapolis, who have come from two of the most recognized creative ad agencies in America."

Revenue of the Secure Transactions Division, known as Secure Products International, totaled US$18.8 million for the first quarter of 2004, a decrease of 57% from the US$43.5 million achieved in the same quarter of 2003. Operating profit was US$0.7 million compared to US$5.5 million in Q1 2003. These decreases were related to the disposition of the Custom Direct in 2003. Revenue of the remaining operations of the Secure Products International Division increased from US$14.6 million in the first quarter of 2003 to US$18.8 million this year. Operating profit increased from a loss in 2003 of US$0.1 million to a profit of US$0.7 million in Q1 2004 reflective of the significant improvement achieved by the stamp operations of Ashton Potter, which more than offset the reduction in profits attributable to our card operations.

"As the final phase of our monetization plan, MDC anticipates filing a preliminary prospectus in the next 45 days to monetize our security print properties in the form of an income fund assuming reasonable market conditions. These operations, under the new Secure Products International Income Fund, will include the stamp, ticket and card operations of the Company. The long-term contractual revenues, stable technology and predictable cashflows of the operations are ideal ingredients for a successful income fund," said Mr. Nadal. "This will complete the transformation of MDC Partners into a pure play in marketing and advertising services."

Earlier this month, MDC provided notice of intention to redeem the original CDN$50 million 7% Convertible Notes for Class A Subordinate Voting shares. The Company will issue approximately 2.6 million shares to redeem the Notes on May 5, 2004. This will enhance the liquidity of the Company's stock, increase the equity value and eliminate the parent company's indebtedness.

MDC is also pleased to announce the appointment of Senator Michael Kirby to the Board of Directors. Senator Kirby joins the other independent directors on the Board and will participate on the Company's governance committee. Senator Kirby replaces the late Albert Gnat, who recently passed away. Mr. Gnat had a distinguished career as a director of MDC and will be sorely missed.

"This has been a period of great change for MDC. We have worked hard to focus the Company business, restructure the Company's capital base and to provide a solid foundation from which to realize our business vision. Our results will speak for themselves and we are enthusiastic about our future growth prospects," said Mr. Nadal.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                               MDC PARTNERS INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          FIRST QUARTER 2004 and 2003
              (Unaudited) ($U.S. 000's - except per share amounts)


                                                                  Combined*                        US GAAP
                                                          ---------------------------    ----------------------------
For the Three Months Ended March 31,                            2004          2003            2004            2003**
---------------------------------------------------------------------------------------------------------------------

Revenue                                                        85,626         88,815          75,113          83,214
                                                          ------------ --------------    ------------- --------------

Operating Expenses
     Cost of sales                                             11,567         18,729          11,567          18,729
     Salary and related costs                                  34,885         30,015          30,846          27,139
     Stock-based compensation                                   5,922              -           5,922               -
     General and other operating expenses                      30,656         29,409          29,115          28,362
     Depreciation and amortization                              2,519          3,445           2,343           3,365
                                                          ------------ --------------    ------------- --------------
                                                               85,549         81,598          79,793          77,595
                                                          ------------ --------------    ------------- --------------

Operating Profit (Loss)                                            77          7,217          (4,680)          5,619

Other Income (Expense)
        Gain on sale of affiliate                               7,165              -           7,165               -
        Interest expense, net                                  (1,935)        (4,200)         (1,893)         (4,233)
                                                          ------------ --------------    ------------- --------------
Income Before Income Taxes                                      5,307          3,017             592           1,386
Income Taxes (Recovery)                                         2,622            593           1,753             (21)
                                                          ------------ --------------    ------------- --------------
Income (Loss) After Income Taxes                                2,685          2,424          (1,161)          1,407
Equity in Affiliates                                                -              -           1,446             498
Minority Interests                                             (3,703)        (1,537)         (1,303)         (1,018)
                                                          ------------ --------------    ------------- --------------

Net Income (Loss) for the Period                               (1,018)           887          (1,018)            887
                                                          ============ ==============    ============= ==============

Earnings Per Share
   Net income (loss)
     o   Basic and Diluted                                      (0.05)          0.05           (0.05)           0.05

Weighted average shares outstanding during the period
     o   Basic                                             18,918,608     16,915,341      18,918,608      16,915,341
     o   Diluted***                                        18,918,608     26,403,555      18,918,608      26,403,555

======================================================================================================================

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Three Months Ended March 31,                         2004           2003             2004           2003**
----------------------------------------------------------------------------------------------------------------------
Marketing Communications
Revenue                                                     66,432         44,992          55,919          39,391
Operating Profit plus Depreciation and Amortization          9,663          5,494           4,730           3,816
Operating Profit                                             7,869          3,561           3,112           1,963

Secure Products International
Revenue                                                     18,847         43,525          18,847          43,525
Operating Profit plus Depreciation and Amortization          1,403          6,663           1,403           6,663
Operating Profit                                               728          5,489             728           5,489
Corporate and Other
Revenue                                                        347            298             347             298
Operating Loss plus Depreciation and Amortization           (8,470)        (1,495)         (8,470)         (1,495)
Operating Loss                                              (8,520)        (1,833)         (8,520)         (1,833)
======================================================================================================================

*     Combined results consolidate affiliates that are equity accounted under US GAAP. For the periods presented, combined results represent results under US GAAP, adjusted to include the consolidation of the results of CPB, an entity for which we own 49% of the outstanding securities.

**    Comparative figures have been restated to conform with current period US GAAP presentation.

***   The Company has the option to satisfy the CDN$48,000 (US$36,605) of 7% Convertible Notes ("Notes") with cash or Class A Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the diluted shares outstanding include Nil (2003 - 9,451,796) Shares for the conversion of the Notes at
      95% of the average closing price of the Shares during the period.



                                            MDC PARTNERS INC.
                                       CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------------------------------
                                                                              ($U.S. 000's)
                                                                   ------------------------------------
                                                                               As at              As at
                                                                           March 31,       December 31,
                                                                                2004              2003*
                                                                         (Unaudited)          (Audited)
-------------------------------------------------------------------------------------------------------

ASSETS
Current
    Cash and cash equivalents                                                59,158             66,726
    Accounts receivable                                                      96,958             60,115
    Expenditures billable to clients                                          8,294              7,422
    Inventory                                                                 7,851              6,795
    Prepaid expenses and sundry                                               6,844              4,924
                                                                   ------------------------------------
                                                                            179,105            145,982
Fixed Assets                                                                 46,543             42,025
Investment in Affiliates                                                     19,579             36,084
Goodwill                                                                    129,917             87,479
Deferred Tax Benefits                                                        10,097             12,580
Other Assets                                                                  5,615              6,030
                                                                   ------------------------------------
                                                                            390,856            330,180
                                                                   ====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable and accrued liabilities                                132,162             74,050
    Advance billings                                                         26,869             13,391
    Current portion of long-term debt                                        31,554             16,486
    Deferred acquisition consideration                                        1,113              1,113
                                                                   -------------------------------------
                                                                            191,698            105,040
Long-term Debt                                                               52,543             95,946
Convertible Notes**                                                          36,605             37,794
Other Liabilities                                                               483                516
Minority Interests                                                            1,195              2,533
                                                                   -------------------------------------
                                                                            282,524            241,829
                                                                   -------------------------------------

Shareholders' equity
    Common stock                                                            135,429            115,996
    Contributed surplus                                                       5,321              3,272
    Retained earnings (deficit)                                             (26,166)           (25,148)
    Accumulated other comprehensive income (loss)                            (6,252)            (5,769)
                                                                   -------------------------------------
                                                                            108,332             88,351
                                                                   -------------------------------------
                                                                            390,856            330,180
                                                                   =====================================

========================================================================================================

*     Comparative figures have been restated to conform with the current period US GAAP presentation.

**    On April 5, 2004, the Company provided notice of intention to redeem the Convertible Notes for
      Class A Subordinate Voting shares. The Company will issue approximately 2.6 million shares to redeem the Notes on May 5, 2004.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               MDC PARTNERS INC.
                                       ---------------------------------------
                                                  (Registrant)

Date:  May 7, 2004                              /s/ Walter Campbell
       ---------------                 ---------------------------------------
                                                    (Signature)
                                       Walter Campbell
                                       Chief Financial Officer